Form 10-K, Exhibit 13
period 1997-03-31
PARCPLACE DIGITALK INC
filed 1997-07-02
CIK 916354

                                                                   EXHIBIT 13.1


                      SELECTED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

                                                                Year Ended March 31,
                                              ---------------------------------------------------------
                                                1997         1996        1995        1994        1993
                                              --------     --------     -------     -------     -------
                                                    (Dollars in thousands, except per share data)
For the year
Net revenues................................  $ 37,286     $ 49,610     $55,668     $41,723     $20,433
Income (loss) from operations...............  $(23,110)    $(11,597)    $ 4,257     $ 4,591     $(4,012)
Net income (loss)...........................  $(22,480)    $(10,396)    $ 4,564     $ 4,344     $(4,102)
Net income (loss) per share.................  $  (1.91)    $  (0.98)    $  0.38     $  0.44     $ (1.22)
Shares used in computing net income (loss)
  per share.................................    11,775       10,725      11,000       9,157       3,366
Growth (decrease) in net revenues...........     (24.8)%      (10.9)%      33.4%      104.2%       47.4%
Net revenues per employee...................  $    148     $    146     $   176     $   177     $   127
At year end
Cash, cash equivalents and marketable
  securities................................  $ 14,456     $ 28,231     $33,295     $33,595     $ 5,143
Working capital.............................  $  8,108     $ 27,701     $35,368     $32,648     $ 3,379
Total assets................................  $ 23,872     $ 47,302     $54,119     $47,134     $12,922
Long-term debt..............................  $     --     $     --     $    --     $   357     $ 2,835
Stockholders' equity........................  $ 12,272     $ 33,504     $37,463     $31,508     $  (768)
Number of employees.........................       180          323         356         275         197
Key ratios
Current ratio...............................       1.7          3.0         4.0         4.1         1.5
Return on sales.............................     (60.3)%      (21.0)%       8.2%       10.4%      (20.1)%
Return on average assets....................     (63.2)%      (20.5)%       9.0%       14.5%      (37.8)%
Return on average stockholders' equity......     (98.2)%      (29.3)%      13.2%       28.2%     (277.0)%

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

ParcPlace-Digitalk develops, markets, and supports object-oriented application development tools for the client/server/web computing market. The Company also provides customer support, training, on-site assistance, and consulting. License revenues in fiscal 1997 were generated primarily by the Company's VisualWorks, VisualWave, Distributed Smalltalk and VisualSmalltalk Enterprise products. These products comprise a family of object-oriented application development environments based on the Smalltalk programming language. During fiscal 1997, the Company determined to focus its product development efforts on server and distributed tools, which will be based on VisualWorks, VisualWave, and Distributed Smalltalk and to discontinue development of VisualSmalltalk Enterprise. In addition, the Company's Objectshare division offers Parts for Java, a Java-based component development environment introduced in the second quarter of fiscal 1997.

In fiscal 1996, the Company, formerly ParcPlace Systems, Inc., merged with Digitalk, Inc. The merger was accounted for as a pooling of interests. The historical consolidated financial statements of the Company have been restated to include the financial position of Digitalk for all periods presented.

Net revenues

 (In thousands)     1997    CHANGE      1996    Change      1995
      ------------------------------------------------------
License            $20,148    (36)%    $31,667     (3)%    $32,521
Service             17,138     (4)%     17,943    (22)%     23,147
                   -------             -------             -------
Net Revenues       $37,286    (25)%    $49,610    (11)%    $55,668
------------------------------------------------------

ParcPlace-Digitalk's fiscal 1997 worldwide net revenues decreased 25% from the previous fiscal year. This decline was due to a significant decrease in license revenue and a modest decrease in service revenue.

License revenues fell 36% due to lower sales of development environments, and, to a lesser extent, the elimination of runtime license fees, partially offset by sales of new products such as VisualWave, Distributed Smalltalk, and Parts for Java. License revenues declined each quarter of fiscal 1997. The Company believes that the decrease in sales of development environments was largely due to: resistance regarding the Smalltalk programming language, correlated to the increasing popularity of Java; difficulties encountered in the Company's efforts to merge the VisualSmalltalk Enterprise product into the VisualWorks product; a high rate of turnover among the Company's sales force; and increased competition, primarily from IBM and vertical application vendors. In fiscal 1996, license revenues decreased 3%, which the Company believes was primarily attributable to uncertainties in the marketplace regarding new software technologies, customer hesitation relating to the merger, and higher than historical turnover in the Company's sales force.

Service revenues declined 4% due to both reduced demand for training and consulting, which is largely driven by sales of development environments, and a reduction in the number of available consulting and training personnel in North America. These factors were partially offset by increases in international training and consulting and worldwide support revenues. In fiscal 1996, service revenues decreased 22% due to the completion of several long-term contracts during the first half of fiscal 1996 and the completion of another long-term contract in late fiscal 1995. The completion of long-term consulting engagements was partially offset by an increase in customer support revenue.

International revenues for fiscal 1997, 1996, and 1995 were $11.9 million, $15.5 million, and $8.4 million, respectively, representing 32%, 31%, and 15%, respectively, of net revenues. International revenues consist primarily of U.S. export sales and European training and consulting. The 23% decrease in international revenues in fiscal 1997 was due to a substantial decline in revenue in Canada and relatively flat revenue in other international territories, which the Company attributes to the same factors affecting license and service revenues discussed above. The 84% increase in international revenues in fiscal 1996 reflected the Company's increased investments in international sales and marketing activities, continuing development of the Company's international distribution channels, and an increase in the number of service employees in the Company's European offices.

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

Cost of net revenues

(In thousands)       1997    CHANGE    1996    Change    1995
------------------------------------------------------
Cost of license
 revenues           $ 5,537    (5)%   $ 5,814     10%   $ 5,286
Percentage of
 license revenues      27.5%             18.4%             16.3%
Cost of service
 revenues           $10,379    (7)%   $11,111    (11)%  $12,548
Percentage of
 service revenues      60.6%             61.9%             54.2%
Total cost of
 revenues           $15,916    (6)%   $16,925     (5)%  $17,834
Percentage of net
 revenues              42.7%             34.1%             32.0%
------------------------------------------------------

Cost of net revenues are allocated to either license revenues or service revenues. Cost of license revenues, which is primarily comprised of the production of the Company's products and related royalties, is substantially lower than cost of service revenues, which consists primarily of personnel costs.

Cost of licenses revenues consists principally of royalties, materials, packaging and freight, and amortization of capitalized software costs. Cost of license revenues decreased 5% in fiscal 1997 due to lower sales of development environments, but increased as a percentage of license revenues due to a write-off of purchased capitalized software, an increased royalty accrual, a write-off of obsolete inventory, and the higher cost of sales on Parts for Java, the Company's first retail product. The cost of revenues in fiscal 1996 increased 10% primarily due to increased sales of the ENVY/Developer product, which carries a substantial royalty cost.

Cost of service revenues consists principally of personnel, and related costs for training, consulting and customer support. Overall services headcount and contract personnel were reduced in fiscal 1997, although international services headcount increased. Cost of service revenues decreased in fiscal 1996 primarily due to the reduction of consulting personnel in connection with the completion of long-term consulting agreements during the first half of fiscal 1996 and at the end of fiscal 1995.

Operating expenses

(In thousands)          1997    CHANGE    1996    Change   1995
------------------------------------------------------
Sales and
 marketing             $19,465    (12)%  $21,995   14%    $19,286
Percentage of net
 revenues                 52.2%             44.3%            34.6%
Research and
 development           $ 8,904    (14)%  $10,335   24%    $ 8,306
Percentage of net
 revenues                 23.9%             20.8%            14.9%
General and
 administrative        $ 7,436      8%   $ 6,860   15%    $ 5,985
Percentage of net
 revenues                 19.9%             13.8%            10.8%
Acquired research &
 development           $ 3,513                --               --
Percentage of net
 revenues                  9.4%
Restructuring &
 merger costs          $ 5,162      1%   $ 5,092               --
Percentage of net
 revenues                 13.8%             10.3%
------------------------------------------------------

Operating expenses were generally lower in fiscal 1997 than in fiscal 1996, primarily because of the Company's reduced work force. In response to declining revenues, the Company implemented two reductions in the workforce during the year. Despite these reductions, operating expenses as a percentage of net revenues were generally significantly higher in fiscal 1997, as the Company made budgeted and actual expenditures on the basis of revenue expectations that were not achieved. Operating expenses as a percentage of net revenues were significantly higher in fiscal 1996 than fiscal 1995, also primarily due to an increase in budgeted and actual expenditures accompanied by lower than expected revenues.

Sales and marketing expenses consist principally of salaries, commissions, travel, facility costs, marketing programs, and advertising. Expenses in fiscal 1997 were lower primarily due to lower spending for commissions, and reduced marketing expenditures, but as a percentage of net revenues these expenses increased as a result of other sales expenses, including salaries and facilities, which are incurred independent from the level of revenues. Sales and marketing expenses increased in fiscal 1996 primarily due to an increase in marketing and

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

advertising expenses associated with the promotion of several new products during the year. The Company expanded both the domestic and international sales forces during fiscal 1996, including purchasing a distributor in France.

Research and development expenditures are mostly personnel related. The reduction in fiscal 1997 and the increase in fiscal 1996 were primarily due to changes in the size of the workforce. In fiscal 1997, 1996, and 1995, total expenditures for research and development, including capitalized software development costs, were 24%, 21%, and 15%, respectively, of net revenues. The Company did not capitalize software development costs in fiscal 1997, but capitalized $200,000, and $300,000 in fiscal 1996 and 1995, respectively.

General and administrative expenses consist of personnel costs for administration, finance, information systems, human resources, and general management, as well as professional service expenses. General and administrative expenses increased in fiscal 1997 primarily due to an increase of bad debt allowance, legal expenses associated with a securities class action lawsuit, and an increase in international spending primarily from the French subsidiary. These factors were partially offset by decreased staffing expense from the reductions in the work force in the third and fourth quarters. General and administrative expenses increased in fiscal 1996 primarily due to an increase in professional services, including costs related to the securities class action lawsuit, and increased staffing.

Acquired research and development represents charges for software that had not yet reached technological feasibility under FAS 86. A charge of $646,000 was taken in connection with the October 1996 acquisition of privately held Polymorphic Software, Inc. and a charge of $2.9 million was taken in connection with the July 1996 acquisition of privately held ObjectShare Systems, Inc.

Business combinations

On February 29, 1996, the Company acquired all the assets of AMiGO S.A, a French-based distributor of the Company's VisualWorks product. The Company made an initial payment of $688,000 and will be required to make additional payments of up to $150,000 based on a percentage of the distributor's fiscal revenues exceeding $1,600,000. The acquisition was accounted for as a purchase. Most of the purchase price, which includes transaction costs, has been allocated to intangible assets (included in other assets), which are being amortized over four years. The results of operations of AMiGO, which have not been material in relation to those of the Company, are included in the consolidated results of operations for periods subsequent to the acquisition date.

On July 31, 1996, the Company acquired Objectshare Systems, Inc. (OSI), a privately held corporation which developed and marketed add-on products for Smalltalk tools. The acquisition was accounted for as a purchase in which the Company paid $3.0 million in cash and assumed options for the purchase of 104,086 shares of the Company's common stock. In connection with the acquisition, the Company recorded intangible assets of $363,000 and charged to operations $2.9 million for acquired research and development. In connection with a restructuring of operations later in the fiscal year, the Company charged to operations the unamortized portion of the intangible assets. The operating results of OSI have been included in the Company's consolidated results of operations from the date of acquisition.

On October 1, 1996, the Company acquired Polymorphic Software, Inc. (PSI), a privately held corporation which developed and marketed Smalltalk tools and provided related consulting services. This acquisition was accounted for as a purchase in which the Company agreed to pay approximately $1.0 million in cash, of which $700,000 was paid during the quarter, in exchange for all outstanding shares of PSI common stock. The operating results of PSI are included in the Company's consolidated results of operations from the date of acquisition. In connection with the acquisition, the Company recorded intangible assets of $403,000 and charged to operations $646,000 for acquired research and development. In connection with the restructuring of operations later in the fiscal year, the Company charged to operations the unamortized portion of the intangible assets.

Restructuring and merger related expenses reflect charges recorded in connection with the restructuring of operations in the third and fourth quarter of fiscal 1997,

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

and expenses incurred as a result of the merger of ParcPlace Systems, Inc. and Digitalk, Inc. (the "Merger") in the second quarter of fiscal 1996. In the restructurings, the Company reduced its total headcount by an aggregate of approximately 130 people, including employees and contractors. These actions were taken in an effort to reduce the Company's ongoing operating expenses. The Company recorded restructuring charges in the third and fourth quarter of approximately $2.2 million and $3.0 million, respectively, to cover severance benefits, the closing of excess facilities, write-down of acquired intangible assets related to discontinued products, and the write-down of excess computer equipment and office furniture. The aggregate savings in operating expenses attributable to the restructurings is estimated to be $3.3 million per quarter, although not all of such savings will be immediately recognizable and such savings may be offset, in part or in their entirety, by other changes in the Company's operations.

The restructuring charges and related liabilities are summarized below:

                                Write-downs
                                    and           Accrued
                                  Payments     Restructuring
                Restructuring  through March   Costs at March
(in thousands)      Costs         31, 1997        31, 1997
------------------------------------------------------
Severance
 benefits          $ 1,994         $1,991          $    3
Closing of
  excess
  facilities           863             29             834
Intangible
  assets
  write-down           764            764              --
Equipment and
  furniture
  write-down           719            719              --
Other                  822            592             230
                -------------     -------         -------
                   $ 5,162         $4,095          $1,067
                ===========    =============   =============

The Company expects the remaining $1.1 million accrued balance at March 31, 1997, will result in cash expenditures of approximately $800,000 over the next twelve months and approximately $300,000 for lease payments for closed facilities in the following year. Such payments will be financed through current working capital.

The merger-related expenses in fiscal 1996 were $5.1 million. These expenses consist primarily of severance payments, investment banking and other professional fees, and other direct costs associated with the merger. As of March 31, 1997 all the merger related expenses have been paid.

Interest income (expense) and other, net

(In thousands)         1997   CHANGE    1996    Change    1995
------------------------------------------------------
Interest income
 (expense) and other,
 net                   $725     (44)%  $1,303     (6)%   $1,385
Percentage of net
 revenues               1.9%              2.6%              2.5%
------------------------------------------------------

Interest income (expense) and other, net consists primarily of interest earned on the Company's cash balances and marketable securities, offset by interest paid and other expenses. The decrease in fiscal 1997 reflects lower interest income from reduced cash and marketable securities balances and a payment of $250,000 for the settlement of the securities class action lawsuit, and other related legal costs. The decrease in fiscal 1996 was due to lower interest income from reduced cash and marketable securities balances, partially offset by a reduction in interest expense relating to maturing equipment lease lines.

Provision for income taxes

(In thousands)         1997   CHANGE    1996   Change     1995
------------------------------------------------------
Provision for income
 taxes                  $95      (7)%   $102     (91)%   $1,078
Percentage of net
 revenues               0.3%             0.2%               1.9%
Effective tax rate     (0.4)%           (1.0)%             23.6%
------------------------------------------------------

Although the Company had losses for fiscal year 1997 and 1996, it provided for foreign and local taxes in the amounts of $95,000 and $102,000 respectively. The Company's effective tax rate for fiscal 1995 differed from the federal statutory rate primarily due to the utilization of net operating loss carryforwards and changes in the valuation allowances on temporary differences, partially offset by state income taxes in jurisdictions without available net operating loss carryforwards.

Utilization of these net operating losses and credits may be subject to an annual limitation due to ownership change constraints provided by the Internal Revenue

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

Code and similar state tax provisions. This annual limitation (if any) would not be material.

Net income (loss) and net income (loss) per share

(In thousands,
except per
share data)          1997    CHANGE      1996    Change     1995
------------------------------------------------------
Net income (loss)  $(22,480)  (116)%   $(10,396)  (328)%   $4,564
Percentage of net
 revenues             (60.3)%             (21.0)%             8.2%
Net income (loss)
 per share         $  (1.91)           $  (0.98)           $ 0.38
------------------------------------------------------

Impact of recently issued accounting standards

In February 1997, the FAS issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (FAS 128). The Company is required to adopt FAS 128 in fiscal 1998 and will restate at that time earnings per share (EPS) data for prior periods to conform with FAS 128.

FAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, the SEC rules regarding share issuances, options, and other rights granted to acquire shares prior to an initial public offering, as stated above, are still applicable and such amounts are included in both basic and diluted EPS.

The impact of adoption of FAS 128 for the year ended March 31, 1997 will not change primary EPS as presented. The impact of Statement 128 of fully diluted EPS is not expected to be material as the Company is in a net loss position and, accordingly, options are anti-dilutive.

In 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation", which provides an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for stock-based compensation to employees. The Company has elected to account for stock-based compensation to employees in accordance with Opinion 25, providing only pro forma disclosures required by Statement 123.

Foreign exchange contracts

The Company sells its products to its European customers in local currencies. The Company enters into forward foreign exchange contracts, with maturities generally approximate ninety days in duration, primarily to hedge against the short-term impact of foreign currency fluctuations from invoices denominated in local currencies. Net foreign currency transaction gains and losses have not been material.

Liquidity and capital resources

As of March 31, 1997, the Company had cash, cash equivalents, and marketable securities of $14.5 million, and working capital of $8.1 million. The Company had a bank line of credit providing for borrowings of up to $5.0 million for working capital which expired January 1997 and was not renewed upon its expiration.

Due to its net loss in fiscal 1997 and 1996, the Company used $9.4 million and $3.5 million, respectively, of cash to fund its operating activities in such years. The net cash used in operating activities in fiscal 1997 was less than the net loss, primarily due to a decrease in accounts receivable and inventories, and an increase in deferred revenue. Accounts receivable decreased as a result of reduced revenues and payment incentives offered by the Company. Days sales outstanding were 70 days and 75 days at March 31, 1997 and 1996, respectively. Inventories consist principally of software and related documentation and are stated at the lower of cost on a first-in/first-out basis or market. Net cash used by operating activities in fiscal 1996 was less than the net loss for the year, primarily due to an increase in deferred revenue, and a decrease in accounts receivable and inventories.

Proceeds from the Company's investing activities in fiscal 1997 consist of net proceeds from maturities of marketable securities partially offset by funds used in business combinations and expenditures for property and equipment. In fiscal 1996, the Company's uses of funds in investing activities consist of net purchases of marketable

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

securities and expenditures for property and equipment. The Company has no significant capital commitments and currently anticipates that additions to property and equipment for fiscal 1998 will be approximately $1.0 million.

Financing activities provided cash of $1.3 million and $1.4 million for fiscal 1997 and 1996, respectively. Cash from financing activities in both fiscal years was derived primarily from the issuance of common stock under the Company's employee stock plans.

As a result of its declining revenues, the Company, as of June 1997, is conducting an intensive review of its business prospects and is considering various alternative courses of action, including but not limited to an aggressive reduction in operating expenses. Although the Company is unable to state whether it has adequate resources to sustain its present level of operations for any particular period of time, management believes that its existing balances of cash, cash equivalents, and marketable securities, in combination with an aggressive reduction in operating expenses, would be sufficient to meet its cash requirements for continuing its core business at least through fiscal 1998. The Company may from time to time consider the acquisition of products, technologies, or businesses complementary to its overall business strategy.

BUSINESS RISKS

The foregoing discussion contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth below and elsewhere in this report.

Lack of acceptance of Smalltalk

Sales of the Company's application development tools, substantially all of which are based on the Smalltalk programming language, declined in each quarter of fiscal 1997, resulting in a significant year-to-year decrease in the Company's license revenues. The Company believes that this trend, which has continued in the first quarter of fiscal 1998, is due in large part to corporate users' reluctance to make new or additional investments in Smalltalk-based applications. This reluctance correlates to the perception that Java will emerge as the leading programming language for object-oriented application development, and is compounded by the Company's operational difficulties throughout fiscal 1997 and its financial results in recent quarters, which have caused customers to become concerned about the Company's ability to continue to maintain, support and enhance its product line. Because the Company is a leading vendor among a small number of vendors providing Smalltalk-based tools, such concerns exacerbate customer reluctance to make investments in the Smalltalk programming language generally, and the Company's products in particular. In addition, use of the Company's Smalltalk-based products requires organizations to make a substantial investment in the retraining of programmers, which can be expensive and can reduce the productivity of programmers during the training period, or to hire experienced Smalltalk programmers, which are in scarce supply. The Company believes that Smalltalk continues to provide certain significant advantages over competing programming languages, but if these advantages are not recognized by corporate users as having sufficient value to their organizations, the downward trend in sales of Smalltalk-based application development tools may continue, which would have a material adverse effect on the Company's results of operations.

Fluctuations in quarterly results

The Company has experienced significant quarterly fluctuations in operating results and anticipates such fluctuations in the future. Fluctuations may be caused by numerous factors including, but not limited to, those discussed above. License revenues in any quarter depend on orders shipped in the quarter. The Company generally ships orders as received and, as a result, has little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, the Company has received a substantial portion of its product orders in the last month of the quarter, with a concentration of such orders in the last week. Delays in the receipt of orders can therefore cause significant fluctuations in quarterly license revenues. In addition, license revenues in quarters after a new product release may be affected by the amount of upgrade revenue, which tends to increase soon after the release of a new product and

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

then decline rapidly. License revenues may also be affected by seasonal trends, which may include: relatively lower sales in the summer months when many businesses experience lower sales; relatively higher sales in December as many customers complete annual budget cycles; and relatively higher sales in the Company's last fiscal quarter as a result of efforts to meet sales quotas, with correspondingly lower sales in the following quarter. Service revenues tend to fluctuate as consulting projects, which may continue over several quarters, are undertaken or completed. Operating results may also fluctuate due to factors such as the demand for the Company's products, the mix of products and services, the size and timing of customer orders, the introduction of new products and product enhancements by the Company or its competitors, changes in the proportion of revenues derived from licenses versus service fees, commencement or conclusion of significant consulting projects, changes in the level of operating expenses, and competitive conditions in the industry. Because the Company's staffing and other operating expenses are based on anticipated revenues, operating results will be adversely affected if the anticipated level of revenues is not realized in the expected quarter or over the course of the year. The Company's results in recent quarters are not necessarily indicative of future results and the Company believes that period-to-period comparisons of its financial results should not be relied upon as the sole indicator of future performance, although such comparisons may be useful in establishing an overall trend in financial results.

Restructuring

In an effort to bring operating expenses in line with current and projected revenues, the Company undertook a restructuring in each of the third and fourth quarters of fiscal 1997. Each restructuring involved a reduction in the number of employees, the closing of several sales and engineering facilities, and other related changes. The Company initiated the restructurings in response to a shortfall in revenues in the second and third quarters of fiscal 1997 that resulted in a substantial operating loss for each of those quarters. The Company may have to make further adjustments to the organization to bring operating costs in line with revenues in the future. Such adjustments could include additional reductions in headcount, changes in product delivery schedules and plans, and closing or downsizing of facilities.

As a result of the restructurings, the Company has incurred a number of risks associated with its reduced operating size and capabilities. These risks include an increased sensitivity to employee turnover, with a greater likelihood that turnover would have a significant negative effect on the Company's operations, such as by causing delays in product delivery schedules; a reduced ability to pursue diversified research and development efforts, particularly for projects that are not profitable in the near term; and the need for the Company to effectively manage dramatically changing operations. The confidence of the Company's customer base may also be affected by the restructurings, to the extent that such customers may become concerned that the Company may not be able to deliver on future product plans or to effectively maintain its existing products.

Volatility of stock price

The market for the Company's common stock is highly volatile. The trading price of the Company's common stock has been and will likely continue to be subject to wide fluctuations in response to quarterly variations in the Company's operating results, announcements of new products or technological innovations by the Company or its competitors, general market fluctuations, and other events and factors. Changes in earnings estimates made by brokerage firms and industry analysts relating to the market in which the Company does business, or relating to the Company specifically, have in the past resulted and could in the future result in an immediate and adverse effect on the market price of the Company's common stock.

Need for continued acceptance of
object-oriented technology

The Company currently derives substantially all of its revenue from its product family of object-oriented application development environments and related products and services and expects this concentration to continue for the foreseeable future. As a result, any factor adversely affecting the demand for, or pricing of, object-oriented application development environments and re-

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

lated products and services, would have a material adverse effect on the Company's business and results of operations. In addition, the future success of the Company's current product family depends upon continued market acceptance of object-oriented technology, particularly acceptance by corporate users for missioncritical applications. Because object-oriented technology represents a fundamental shift in programming methodology, it requires a substantial investment in the retraining of programmers, which can discourage organizations from choosing object-oriented tools. Even if organizations choose to make the investment required to use object-oriented technology, there can be no assurance that they will choose products based on the Smalltalk language, such as the Company's products, or that the Company will be successful in the market for object-oriented application development environments, which is already crowded with larger and better-funded competitors such as Oracle, IBM, Sun Microsystems and Symantec. There are a number of potential approaches to implementing object technology, including the use of languages other than Smalltalk, such as C++, object extensions of COBOL, Java, object-based third-generation programming languages ("3GLs"), and other new languages and software tools that may currently be under development or that may be developed in the future. In particular, the Company believes that the decrease in sales of its Smalltalk-based products in fiscal 1997 correlates to the perception among corporate users that Java will emerge as the leading programming language for object-oriented application development, which has led to a general decline in sales of application development tools based on other programming languages.

Technological change and new products

The market for software for client/server/web computing environments is characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. The Company must continually update its existing products to keep them current with changing customer needs, technology, and competitive products. New technologies could render existing products obsolete. If the Company is unable to enhance its existing products and introduce new products in response to changing customer requirements, or if such products are not introduced on a timely basis, fail to receive market acceptance, or contain significant errors, the Company's business and results of operations will be materially and adversely affected.

In particular, the market for the Company's products has been adversely affected by the emergence of Java as the dominant language for developing web-based client applications. Many of the Company's customers have chosen to evaluate the capabilities of Java-based products before making additional investments in the Company's products, which has had a direct adverse impact on license revenues. Also, the growth of the Internet as a means of communicating information about competitive products has shortened the average development cycle for the Company's products and the average life cycle for the Company's products. This has caused an increase in competition in the market for the Company's products and a requisite increase in development expenses as the Company strives to release products on a shorter cycle with significant additional function. The failure of others to develop or enhance technologies that are critical to broad public acceptance and use of the Internet may also affect the Company's ability to market its products for Internet application development.

Competition

The market for application development tools for large-scale client/server/web computing environments is intensely competitive and the Company expects competition to continue to increase. The Company's competitors include a broad range of companies that develop and market tools and languages for software application development, including IBM (whose competing offerings include a development environment based on Smalltalk and plans to deliver a Java-based derivative), Borland, Forte, Informix, Microsoft, Oracle, Sun Microsystems,

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

Sybase and Symantec. Many of the Company's current and prospective competitors have significantly greater financial, technical, manufacturing, and marketing resources than the Company. Moreover, these companies may produce additional products competitive with those of the Company and there can be no assurance that the Company could compete effectively with such products. In particular, several competitors have introduced entry-level Java-based application development environments, which may, for the near term, satisfy the requirements of a significant number of corporate users who are beginning to develop applications in Java.

               The principal competitive factors affecting the market for the Company's products include product functionality, quality and reliability, the timing of product introductions, customer support and price. Based on a combination of these factors, the Company believes that it will have to incorporate significant additional function in a relatively short period of time for its products to remain competitive. There can be no assurance that the Company will be able to do so or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors and by new companies entering the market.

               The Company believes that competitive pressures in fiscal 1997, particularly the introduction of new products by competitors, caused delays in purchase decisions by and in some cases, loss of sales to potential customers, and increased the pricing pressure faced by the Company. Continuing competitive pressures from existing and new competitors who offer lower prices or introduce new products could result in further delays in purchase decisions by or loss of sales to potential customers or cause the Company to institute price reductions, any of which would adversely affect the Company's results of operations. In the first quarter of fiscal 1997, partially in response to competitive pressures, the Company ceased charging a separate fee for application deployment, which had typically been charged on a per-copy basis. Because deployment fees contributed a significant portion of the Company's revenues for the past several years, the cessation of charging a deployment fee had an adverse effect on the Company's license revenues.

Intellectual property and other
proprietary rights

The Company's success depends upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and licensing arrangements to establish and protect its proprietary rights. In addition, the Company currently holds one patent. As part of its confidentiality

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries.

The Company provides its products to end-users primarily under "shrink-wrap" license agreements, which could be held unenforceable in whole or in part in various jurisdictions. The Company makes a portion of its source code available to its customers which increases the likelihood of misappropriation or other misuse of the Company's products.

The Company is not aware that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all.

Dependence on third-party
relationships

In its product offerings, ParcPlace-Digitalk uses certain products and technologies of various third-party software developers, including both complete products offered as extensions of the Company's product line and technology used in the enhancement of internally developed products. Such products and technologies are obtained from the thirdparty providers under contractual license agreements, which in some cases are for limited time periods and in some cases provide that such licenses may be terminated under certain circumstances. There can be no assurances that the company will be able to maintain adequate relations with these third-party providers, that these third-party providers will commit adequate development resources to maintain these products and technologies, or that the license agreements that are for limited time periods will be renewed upon termination. ParcPlace-Digitalk has established a number of strategic relationships with management consultants, system integrators, and computer system and software providers. These companies provide software development, marketing, reselling, and training services that the Company believes are important to its existing and future business. These relationships are non-exclusive and may be discontinued at any time.

Dependence on key personnel

The Company's future success will depend upon its ability to attract and retain highly qualified personnel. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on the Company's business and results of operations. During fiscal 1997, the Company has experienced an increase in the number of voluntary resignations of employees. Competition for qualified personnel is intense and has recently intensified in the Company's geographic and industry segments. The intensifying competition for qualified personnel, as well as the implementation of the Company's restructuring actions, have increased the already high difficulty of retaining and motivating employees. Employee turnover, particularly in technical and sales positions, is highly disruptive, and high turnover of sales personnel has adversely affected the Company's revenues. Ongoing high rates of employee turnover, the loss of key personnel, or an inability to hire qualified personnel will adversely affect the Company's business and results of operations.

Managing a changing business; business combinations

Since its inception, the Company has experienced changes in its operations which have placed significant demands on the Company's administrative, operational, and financial resources. The Company's future performance will depend in part on its ability to effectively respond to and manage changing business conditions.

                            ParcPlace-Digitalk, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- (CONTINUED)

The Company completed the acquisition of Objectshare Systems, Inc., a privately held corporation in the Smalltalk tools add-on products business, in July 1996. Due to a decrease in demand for such products, which reflects the decrease in demand for the Company's primary products, the Company did not receive significant revenues from the acquired Objectshare product line in fiscal 1997. The Company does not plan to invest additional amounts in marketing or development of the acquired Objectshare product line. Parts for Java, which is marketed by the Company's ObjectShare division, was developed by ParcPlace.

The Company completed the acquisition of Polymorphic Software, Inc., a privately held corporation in the Smalltalk tools and consulting business, in October 1996. The Company will not add the Polymorphic products to its current product list.

The Company may acquire other companies, products, or technologies in the future. There can be no assurances that these acquisitions can be effectively integrated, that such acquisitions will not result in costs and liabilities adversely affecting the Company's results of operations and financial condition, or that the Company will obtain the anticipated benefits of such acquisitions.

International operations

Approximately 32%, 31%, and 15% of the Company's net revenues for the years ended March 31, 1997, 1996, and 1995, respectively, were attributable to international sales. The majority of international revenues to date have been derived from license revenues. International sales are made primarily through distributors, and are therefore largely dependent on the efforts of these third parties. Other risks associated with international operations include tariff regulations and requirements for export licenses, customer or governmental requirements for local-language versions of products; unexpected changes in regulatory requirements; longer accounts receivable payment cycles; difficulties in managing international operations; potentially adverse tax consequences; economic and political instability; restrictions on repatriation of earnings; foreign exchange translation and transaction exposure; and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that such factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business and results of operations.

                            ParcPlace-Digitalk, Inc.

                          CONSOLIDATED BALANCE SHEETS

                    (In thousands, except share amounts)                               March 31,
-------------------------------------------------------------------------------------------------------
                                                                                     1997          1996
                                                                                ---------     ---------
ASSETS
Current assets:
  Cash and cash equivalents..................................................   $   7,418     $  14,367
  Marketable securities......................................................       5,538        13,358
  Accounts receivable, net of allowances of $2,309 in 1997 and $1,467 in
    1996.....................................................................       5,586        12,205
  Inventories................................................................         220           825
  Other current assets.......................................................         946           744
                                                                                 --------      --------
         Total current assets................................................      19,708        41,499
Marketable securities........................................................       1,500           506
Property and equipment:
  Computers and other equipment..............................................       4,630         9,668
  Furniture and fixtures.....................................................         652         1,686
  Leasehold improvements.....................................................         515           492
                                                                                 --------      --------
                                                                                    5,797        11,846
  Accumulated depreciation and amortization..................................       4,002         8,255
                                                                                 --------      --------
                                                                                    1,795         3,591
Other assets.................................................................         869         1,706
                                                                                 --------      --------
         Total assets........................................................   $  23,872     $  47,302
                                                                                 ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................................   $   1,219     $   2,441
  Accrued payroll and related expenses.......................................       1,421         3,093
  Accrued restructuring costs................................................       1,067            --
  Other accrued liabilities..................................................       2,827         2,888
  Deferred revenue...........................................................       5,066         5,376
                                                                                 --------      --------
         Total current liabilities...........................................      11,600        13,798
Commitments and contingencies................................................          --            --
Stockholders' equity:
  Preferred stock, $0.001 par value:
    Authorized shares -- 3,000,000
    Issued and outstanding shares -- none....................................          --            --
  Common stock, $0.001 par value:
    Authorized shares -- 30,000,000
    Issued and outstanding shares -- 11,929,351 in 1997 and 11,531,682 in
     1996....................................................................          12            12
  Additional paid-in capital.................................................      49,863        48,392
  Accumulated deficit........................................................     (37,416)      (14,871)
  Cumulative translation adjustment..........................................        (187)          (29)
                                                                                 --------      --------
         Total stockholders' equity..........................................      12,272        33,504
                                                                                 --------      --------
         Total liabilities and stockholders' equity..........................   $  23,872     $  47,302
                                                                                 ========      ========

                            See accompanying notes.

                            ParcPlace-Digitalk, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             (In thousands, except per share amounts)                             March 31,
---------------------------------------------------------------------------------------------------------
                                                                          1997          1996         1995
                                                                     ---------     ---------     --------
Net revenues:
  License.........................................................   $  20,148     $  31,667     $ 32,521
  Service.........................................................      17,138        17,943       23,147
                                                                      --------      --------      -------
Total net revenues................................................      37,286        49,610       55,668
Cost of net revenues:
  License.........................................................       5,537         5,814        5,286
  Service.........................................................      10,379        11,111       12,548
                                                                      --------      --------      -------
Total cost of net revenues........................................      15,916        16,925       17,834
                                                                      --------      --------      -------
Gross profit......................................................      21,370        32,685       37,834
Operating expenses:
  Sales and marketing.............................................      19,465        21,995       19,286
  Research and development........................................       8,904        10,335        8,306
  General and administrative......................................       7,436         6,860        5,985
  Acquired research and development...............................       3,513            --           --
  Restructuring and merger-related costs..........................       5,162         5,092           --
                                                                      --------      --------      -------
Total operating expenses..........................................      44,480        44,282       33,577
                                                                      --------      --------      -------
Income (loss) from operations.....................................     (23,110)      (11,597)       4,257
Interest and other income (expense), net..........................         725         1,303        1,385
                                                                      --------      --------      -------
Income (loss) before provision for income taxes...................     (22,385)      (10,294)       5,642
Provision for income taxes........................................          95           102        1,078
                                                                      --------      --------      -------
Net income (loss).................................................   $ (22,480)    $ (10,396)    $  4,564
                                                                      ========      ========      =======
Net income (loss) per share.......................................   $   (1.91)    $   (0.98)    $   0.38
                                                                      ========      ========      =======
Shares used in computing net income (loss) per share..............      11,775        10,725       11,000
                                                                      ========      ========      =======

                            See accompanying notes.

                            ParcPlace-Digitalk, Inc.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     Common Stock     Additional                 Cumulative       Total
                                    ---------------    Paid-in     Accumulated   Translation  Stockholders'
          (in thousands)            Shares   Amount    Capital       Deficit     Adjustment      Equity
-----------------------------------------------------------------------------------------------------------
Balance at March 31, 1994            9,405    $  9     $ 40,217     $  (8,630)     $  (88)      $  31,508
Accretion of mandatorily
  redeemable preferred stock            --      --           --          (340)         --            (340)
Exercise of stock options and
  warrants, net of repurchases         383       1          378            --          --             379
Issuance of common stock under
  Employee Stock Purchase Plan          79      --        1,059            --          --           1,059
Tax benefit from exercise of stock
  options                               --      --          170            --          --             170
Translation adjustment                  --      --           --            --         123             123
Net income                              --      --           --         4,564          --           4,564
                                    ------    ----      -------      --------       -----        --------
Balance at March 31, 1995            9,867      10       41,824        (4,406)         35          37,463
Accretion of mandatorily
  redeemable preferred stock            --      --           --          (135)         --            (135)
Conversion of mandatorily
  redeemable preferred stock to
  common stock                       1,237       1        5,140            --          --           5,141
Exercise of stock options, net of
  repurchases                          309       1          491            --          --             492
Issuance of common stock under
  Employee Stock Purchase Plan         119      --          937            --          --             937
Translation adjustment                  --      --           --            --         (64)            (64)
Unrealized gain on investments          --      --           --            66          --              66
Net loss                                                              (10,396)                    (10,396)
                                    ------    ----      -------      --------       -----        --------
Balance at March 31, 1996           11,532      12       48,392       (14,871)        (29)         33,504
Exercise of stock options, net of
  repurchases                          196                  699            --          --             699
Issuance of common stock under
  Employee Stock Purchase Plan         201      --          604            --          --             604
Stock options assumed in business
  combinations                          --      --          168            --          --             168
Translation adjustment                  --      --           --            --        (158)           (158)
Unrealized loss on investments          --      --           --           (65)         --             (65)
Net loss                                --      --           --       (22,480)         --         (22,480)
                                    ------    ----      -------      --------       -----        --------
BALANCE AT MARCH 31, 1997           11,929    $ 12     $ 49,863     ($ 37,416)     ($ 187)      $  12,272
                                    ======    ====      =======      ========       =====        ========

                            See accompanying notes.

                            ParcPlace-Digitalk, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (In thousands)                                   Year Ended March 31,
-----------------------------------------------------------------------------------------------------
                                                                       1997         1996         1995
                                                                   --------     --------     --------
OPERATING ACTIVITIES
Net income (loss)                                                  $(22,480)    $(10,396)    $  4,564
Adjustments to reconcile net income (loss) to net cash (used in)
  provided by operating activities:
  Depreciation and amortization                                       3,707        3,000        2,252
  Restructuring costs                                                 1,887           --           --
  Acquired research and development                                   3,513           --           --
  Changes in operating assets and liabilities:
    Accounts receivable                                               6,379          928       (4,606)
    Inventories                                                         441          494         (864)
    Other current assets                                               (126)         312         (375)
    Accounts payable and accrued liabilities                         (3,472)         439          712
    Accrued restructuring costs                                       1,067           --           --
    Deferred revenue                                                   (310)        1702          (22)
                                                                   --------     --------     --------
Net cash (used in) provided by operating activities                  (9,394)      (3,521)       1,661
INVESTING ACTIVITIES
Business combinations                                                (3,699)        (664)          --
Maturities of marketable securities                                  23,239       30,720       23,778
Purchases of marketable securities                                  (16,479)     (36,282)     (22,587)
Purchases of property and equipment                                  (1,564)      (1,789)      (3,231)
Increase in other assets                                               (197)        (521)        (461)
                                                                   --------     --------     --------
Net cash (used in) provided by investing activities                   1,300       (8,536)      (2,501)
FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of repurchase             1,303        1,429        1,608
                                                                   --------     --------     --------
Net cash provided by financing activities                             1,303        1,429        1,608
Effect of exchange rate changes on cash and cash equivalents           (158)         (64)         123
                                                                   --------     --------     --------
Net (decrease) increase in cash and cash equivalents                 (6,949)     (10,692)         891
Cash and cash equivalents at beginning of period                     14,367       25,059       24,168
                                                                   --------     --------     --------
Cash and cash equivalents at end of period                         $  7,418     $ 14,367     $ 25,059
                                                                   ========     ========     ========
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Conversion of preferred stock to common stock                      $     --     $  5,141     $     --
Tax benefit from nonqualified stock option exercises               $     --     $     --     $    170
Accretion of mandatorily redeemable preferred stock                $     --     $    135     $    340
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                                             $     --     $     13     $    119
Cash paid for taxes                                                $     82     $    118     $    621

                            See accompanying notes.

                            ParcPlace-Digitalk, Inc.

                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

1. Summary of Significant Accounting Policies

ORGANIZATION

ParcPlace-Digitalk, Inc. (the Company), a Delaware corporation, develops, markets, and supports object-oriented application development tools for the client/server/web computing market. The Company also provides customer support, training, on-site assistance, and consulting.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries in France, Germany, and the United Kingdom after eliminating all significant intercompany accounts and transactions.

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Gains and losses from translation are recorded as cumulative translation adjustments in stockholders' equity. The effect of foreign currency transaction gains and losses on the consolidated statements of operations is insignificant for all years presented.

As a result of its declining revenues, the Company, as of June 1997, is conducting an intensive review of its business prospects and is considering various alternative courses of action, including but not limited to an aggressive reduction in operating expenses. Although the Company is unable to state whether it has adequate resources to sustain its present level of operations for any particular period of time, management believes that its existing balances of cash, cash equivalents, and marketable securities, in combination with an aggressive reduction in operating expenses, would be sufficient to meet its cash requirements for continuing its core business at least through fiscal 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during each period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term marketable securities consist principally of debt instruments with maturities between three and twelve months. Long-term marketable securities consist of debt instruments with maturities exceeding twelve months. Investments are classified as held-to-maturity, trading, or available-for-sale at the time of purchase.

At March 31, 1997 and 1996, all of the Company's debt securities were classified as available-for-sale and were carried at fair market value with any material unrealized gains and losses recorded in stockholders' equity. The cost of the securities is based upon the specific identification method.

Such investments consist of the following:

                                         Fair Market
                                           Value at
           (In thousands)                 March 31,
------------------------------------------------------
                                         1997      1996
                                       ------   -------
Cash equivalents:
  U.S. treasury securities and
    obligations of U.S. government
    agencies                           $1,596   $ 1,994
  Corporate debt securities             4,330       998
  Other                                 1,000     2,000
                                       ------   -------
Total                                  $6,926   $ 4,992
                                       ======   =======
Short-term marketable securities
  (maturing through March 1998):
  U.S. treasury securities and
    obligations of U.S. government
    agencies                           $5,538   $ 5,971
  Corporate debt securities                --     4,008
  Other                                    --     3,379
                                       ------   -------
Total                                  $5,538   $13,358
                                       ======   =======
Long-term marketable securities
  (maturing June 1999):
  U.S. treasury securities and
    obligations of U.S. government
    agencies                           $1,500   $   506
                                       ------   -------
Total                                  $1,500   $   506
                                       ======   =======

Realized gains and losses from the sale of such investments were not material in fiscal 1997, 1996 and 1995. At March 31, 1997 and 1996, the estimated fair value of cash equivalents and marketable securities approximated

                            ParcPlace-Digitalk, Inc.

cost, and the amount of unrealized gains or losses were not significant.

INVENTORIES

Inventories consist principally of finished goods, which includes software and related documentation, which are stated at the lower of cost
(first-in/first-out) or market. Inventories include the cost of licenses for each unit of product manufactured by a third party and distributed by the Company.

PROPERTY AND EQUIPMENT

Equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Amortization of capital leases is included in depreciation expense. During the fourth quarter of fiscal 1997, the Company removed from its consolidated balance sheets $7.6 million of fully depreciated property and equipment, including $6.6 million of computer and other equipment and $1.0 million of furniture and fixtures, and in connection therewith the Company reduced accumulated depreciation by $7.6 million. Property and equipment is reported on the consolidated balance sheets on the basis of the Company's purchasing records, with adjustments based on management's estimates of dispositions and retired equipment, rather than on the basis of a physical inventory, which has not been performed.

CAPITALIZED SOFTWARE AND PURCHASED SOFTWARE

The Company capitalizes software development costs incurred subsequent to the time the products reach technical feasibility. All capitalized internally developed software costs and purchased software costs are amortized to the cost of revenues on a straight-line basis based on the estimated useful lives of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Capitalized internally developed software and purchased software are stated at the lower of amortized cost or net realizable value. Capitalized and purchased software are included in other assets.

For fiscal 1997, 1996, and 1995, software amortization was $1,700,000, $346,000, and $391,000, respectively. Of the fiscal 1997 amount, $764,000 was charged to restructuring costs for products that were discontinued, including products that were acquired in business combinations (see Note 7). Accumulated amortization of capitalized and purchased software at March 31, 1997, 1996, and 1995 was $310,000, $110,000, and $628,000, respectively. There is no capitalized software remaining at March 31, 1997.

STOCK-BASED COMPENSATION

In 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation to employees. The Company has elected to account for stock-based compensation to employees in accordance with Opinion 25, providing only pro forma disclosures required by Statement 123.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on Software Revenue Recognition. License revenue is recognized on shipment of product, provided that no significant vendor obligations remain and that collection of the resulting receivable is deemed probable by management. Insignificant vendor obligations are accrued upon recognition of revenue. License revenue also includes revenue from the sale of software manufactured by a third party. Service revenue includes training, consulting, and customer support. Revenues from training and consulting are recognized at the time the service is performed.

Deferred revenue relates primarily to software support contracts sold under separate arrangements with customers. The term of the software support contracts is generally one year, and the Company recognizes the associated revenue on a pro rata basis over the life of the contract.

Potential sales returns are covered by the Company's allowance for sales returns and doubtful accounts. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced significant warranty claims to date.

                            ParcPlace-Digitalk, Inc.

CONCENTRATION OF CREDIT RISK

The Company sells its products to various companies across several industries. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses, which have been within management's expectations. The Company generally requires no collateral from its customers.

NET INCOME (LOSS) PER SHARE

Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares have been excluded from the computation as their effect would be antidilutive. Net income per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from outstanding stock options (using the treasury stock method).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (FAS 128). The Company is required to adopt FAS 128 in fiscal 1998 and will restate at that time earnings per share (EPS) data for prior periods to conform with FAS 128.

FAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The adoption of FAS 128 for the year ended March 31, 1997 will not change primary EPS as presented. The effect of FAS 128 on diluted EPS is not expected to be material to the Company.

2. Derivative Financial Instruments

The Company sells its products to its European customers in local currencies. The Company enters into forward foreign exchange contracts primarily to hedge against the short-term impact of foreign currency fluctuations from invoices denominated in foreign currencies. The maturities of the forward foreign exchange contracts are short-term in nature, generally 90 days. The contracts are recorded at fair market value as of each balance sheet date. Gains and losses from these contracts are recorded in interest and other income. At March 31, 1997 and 1996, the Company had contracts to exchange various European currencies to U.S. dollars in the amounts of $1,009,000 and $905,000, respectively. The fair value (quoted market price) of these contracts was $956,000 and $880,000 at March 31, 1997 and 1996, respectively. Net foreign currency transaction gains and losses have not been material.

3. Commitments

The Company leases its facilities under noncancelable operating leases that expire through 2000. Rental expense was $1,763,000, $1,765,000, and $1,641,000 for fiscal 1997, 1996, and 1995, respectively. Minimum rental commitments under all noncancelable leases with an initial term in excess of one year are as follows: fiscal 1998 -- $909,000; 1999 -- $250,000; 2000 -- $102,000; and
2001 -- $15,000

4. Stockholders' Equity

STOCK OPTION PLANS

The Company has two current stock option plans: the 1993 Stock Plan, which provides for the grant of stock options to the Company's employees and consultants, and the 1995 Director Stock Option Plan, which provides for the grant of stock options to the Company's Directors. The Company also has four other stock option plans which have terminated but under which stock options remain outstanding: the 1988 Incentive Stock Option Plan, the 1989 Stock Option Plan, the Incentive and Nonstatutory Stock Option Plan adopted by Digitalk in 1992 (as to which the Company assumed all outstanding options at the time of the merger in August 1995), and the 1995 Stock Option/Stock Issuance Plan of Objectshare Systems, Inc. (as to which the Company assumed all outstanding options at the time of the acquisition in July 1996). No further options may be granted under these terminated plans, although shares under options that are canceled under the 1988 and 1989 plans will be added to shares available for future option grants under the 1993 Stock Plan. Under the 1988 and 1989 stock option plans, an optionee may exercise part or all of the options prior to the stated vesting date, but in the event of the

                            ParcPlace-Digitalk, Inc.

termination of employment or consulting services, unvested shares may be repurchased by the Company at the original purchase price.

Under the 1993 Stock Plan, the vesting and exercise provisions of option grants are determined by the Board of Directors. As of March 31, 1997, the 1993 Stock Plan provides for the issuance of incentive stock options and nonqualified stock options to purchase up to 2,221,206 shares of common stock. In May 1997, the Board of Directors approved an additional 300,000 shares for this plan. There were 683,682 shares available for option grants under this plan at March 31, 1997, not including the 300,000 additional shares approved in May.

Under the 1995 Director Stock Option Plan, options are automatically granted to non-employee Directors. The Director Stock Option Plan provides for the issuance of nonqualified stock options to purchase up to 200,000 shares of common stock. There were 112,000 shares available for option grants under this plan at March 31, 1997.

Generally, options granted under the plans vest over a four-year period, subject to continued service to the Company, although certain grants under the 1995 Director Stock Option Plan vest over a longer period.

Activity under these stock option plans is as set forth below. Options assumed in the Digitalk merger are included as historically granted, adjusted for the exchange ratio for the merger. Options assumed in the Objectshare acquisition are included as assumed in fiscal 1997, adjusted for the exchange ratio for that merger.

                            Options Outstanding
                     ----------------------------------
                     Number of                Weighted-
                      Shares                   Average
                        (In         Price       Price
                     thousands)   Per Share   Per Share
------------------------------------------------------
Balance at March 31,
  1994                  1,808   $0.17--$23.25  $  2.89
  Granted                 747   $4.32--$22.75  $ 17.58
  Canceled               (204)  $0.22--$22.00  $  7.32
  Exercised              (386)  $0.17--$15.50  $  1.00
                     ---------
Balance at March 31,
  1995                  1,965   $0.17--$23.25  $  8.39
  Granted               1,781   $6.88--$13.50  $  9.75
  Canceled               (959)  $0.22--$23.25  $ 14.36
  Exercised              (319)  $0.17--$10.00  $  1.78
                     ---------
Balance at March 31,
  1996                  2,468   $0.22--$22.50  $  7.90
  Granted               2,198   $1.50--$13.81  $  3.97
  Assumed
    (acquisition)         104          $ 3.21  $  3.21
  Canceled             (2,277)  $0.22--$22.50  $  8.10
  Exercised              (196)  $0.22--$ 9.88  $  3.58
                     ---------
BALANCE AT MARCH 31,
  1997                  2,297   $0.44--$18.25  $  4.09
                     =========

At March 31, 1997, an aggregate of 3,092,397 shares were reserved for future issuance under the plans, including 2,296,725 shares subject to outstanding options and 795,672 available for grant, and not including the 300,000 additional shares approved for the 1993 Stock Plan in May 1997. At March 31, 1997, options to purchase 898,206 shares were exercisable.

In May 1995 and July 1996, the Board of Directors approved stock option repricing programs pursuant to which employees of the Company (excluding all executive officers) could elect to exchange their then outstanding employee stock options for new employee stock options having an exercise price per share equal to the then fair market value of the common stock, with exercisability generally prohibited for six months after the exchange. Under the May 1995 repricing, 417,838 options with exercise prices ranging from $10.00 to $22.75 per share were exchanged for options with an exercise price of $9.625 per share. Under the July 1996 repricing, 747,098 options with exercise prices ranging from $4.875 to $18.25 per share were exchanged for options with an exercise price of $4.375 per share. The exchange of all such options is included in grants and cancellations.

                            ParcPlace-Digitalk, Inc.

STOCK PURCHASE PLAN

The Company's 1993 Employee Stock Purchase Plan allows eligible employees, through payroll deductions, to purchase shares of the Company's stock at the lower of 85% of the fair market value of the stock on the first or last day of a six-month offering period or such other offering period determined by the Board of Directors. The plan provides for the issuance of up to 700,000 shares of the Company's common stock. In fiscal 1997, 1996 and 1995, the Company issued 200,867, 119,042 and 79,261 shares, respectively, under the plan. At March 31, 1997, 399,170 cumulative shares have been issued under the plan.

PRO FORMA INFORMATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("FAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to March 31, 1995 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for the single option approach with the following assumptions for 1997 and 1996: risk-free interest rate of 7%, volatility factor of the expected market price of the Company's common stock of 0.9, an expected life of the option of 3 years from the vesting date, and a dividend yield of zero.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options and the employee stock purchase plan.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The Company's historical and pro forma information follows (in thousands, except for net loss per share information):

(In thousands, except per share
             data)                Year ended March 31,
------------------------------------------------------
                                      1997         1996
                                  --------     --------
Net Loss
  Historical                      $(22,480)    $(10,396)
  Pro Forma                       $(24,496)    $(12,615)
Net Loss per share
  Historical                      $  (1.91)    $  (0.98)
  Pro Forma                       $  (2.08)    $  (1.18)

Because compensation expense is recognized over the vesting period of the options and because pro forma disclosure is only required commencing with fiscal 1996, the initial effect on pro forma net loss may not be representative of the effect in future years.

                            ParcPlace-Digitalk, Inc.

The following table summarizes information about the Company's stock options outstanding at March 31, 1997.

                                            Options Outstanding                            Options Exercisable
                            ----------------------------------------------------     --------------------------------
                               Number        Weighted-Average       Weighted-           Number           Weighted-
                            Outstanding         Remaining            Average          Exercisable         Average
Range of Exercise Price      at 3/31/97      Contractual Life     Exercise Price      at 3/31/97       Exercise Price
------------------------    ------------     ----------------     --------------     -------------     --------------
         $0.44                  320,248            5.05               $ 0.44            320,248            $ 0.44
     $0.80--$ 1.75               20,262            9.13               $ 1.50              3,762            $ 0.80
         $1.81                  468,300            9.82               $ 1.81                 --            $   --
     $2.00--$ 2.75              248,110            8.94               $ 2.52             20,193            $ 2.19
     $2.81--$ 4.32              212,862            6.89               $ 3.69            145,336            $ 3.84
         $4.37                  441,761            8.15               $ 4.38            209,894            $ 4.37
     $4.50--$ 4.69              233,500            9.43               $ 4.51              2,387            $ 4.50
     $4.87--$10.00              247,682            8.03               $ 8.95            164,263            $ 9.25
         $11.50                  20,000            8.42               $11.50              9,166            $11.50
         $18.25                  84,000            7.56               $18.25             22,957            $18.25
                              ---------                                                 -------
     $0.44--$18.25            2,296,725            8.13               $ 4.09            898,206            $ 4.14
                              =========                                                 =======

5. Retirement Plan

The Company has a defined contribution 401(k) plan covering substantially all of its employees. Participants may elect to contribute up to 20% of their compensation to this plan (up to the statutory maximum amount). The Company can make discretionary contributions to the plan determined solely by the Board of Directors. The Company has made no contributions to the plan to date.

6. Income Taxes

The provisions for income taxes are as follows:

       (In thousands)              Year ended March 31,
------------------------------------------------------
                                 1997     1996      1995
                                 ----     ----     ------
Current:
  Federal                        $ --     $ --     $  440
  State                            40       47        572
  Foreign                          55       55         66
                                 ----     ----
Total                            $ 95     $102     $1,078
                                 ====     ====

A reconciliation of income tax provision at the U.S. federal statutory rate (34%) to the income tax provision at the effective tax rate is as follows:

     (In thousands)            Year ended March 31,
-----------------------------------------------------
                              1997      1996       1995
                           -------   -------     ------
Income taxes computed at
 the federal statutory
 rate                      $(7,600)  $(3,500)    $1,918
Operating losses
  (utilized) not utilized    6,405     3,500       (369)
Acquired research and
  development costs with
  no tax basis               1,195        --         --
State taxes, net of
  federal benefit               40        47        442
Valuation of temporary
  differences                   --        --       (803)
Foreign income and
  withholding taxes             55        55         66
Research activity credits
  utilized                      --        --       (218)
Alternative minimum tax         --        --         42
                           -------   -------     ------
                           $    95   $   102     $1,078
                           =======   =======     ======

As of March 31, 1997, the Company has federal and state net operating loss carryforwards of approximately $29,900,000 and $11,800,000, respectively, that will expire in the fiscal years 1998 through 2012. The Company also has federal and state research and experimentation credits of approximately $1,200,000 and $700,000, respectively, that will expire in the fiscal years 2003 through 2012. In addition, the Company has a federal foreign tax credit carryforward of approximately $243,000 that will expire in the fiscal years 1999 through 2002. Finally, the Company also has federal alternative

                            ParcPlace-Digitalk, Inc.

minimum tax credit carry forwards of approximately $60,000 that do not expire.

Utilization of these net operating losses and credits may be subject to an annual limitation due to ownership change constraints provided by the Internal Revenue Code of 1986 and similar state tax provisions. The annual limitation, if any, would be immaterial.

Significant components of the Company's deferred income taxes consist of the following:

      (In thousands)                 March 31,
------------------------------------------------------
                                1997      1996      1995
                            --------   -------   -------
Deferred tax assets:
  Net operating loss
    carryforwards           $ 10,887   $ 2,531   $ 1,182
  Allowances for sales
    returns                      388       388       109
  Research credit
    carryforwards              1,661     1,623     1,319
  Foreign tax credit             243       188       149
  Accrued vacation pay           270       270       171
  Capitalized research and
    development costs             --        45        91
  Other individually
    immaterial items             331       547       507
                             -------   -------   -------
Total deferred tax assets     13,780     5,592     3,528
  Valuation allowance        (13,780)   (5,592)   (3,528)
                             -------   -------   -------
Net deferred tax assets     $     --   $    --   $    --
                             =======   =======   =======

Approximately $700,000 of the deferred tax asset described above (and a similar amount of valuation allowance) relates to tax benefits of stock option exercises that may be realized in future years. When realized, these benefits will be allocated to paid-in capital.

Under Statement of Financial Accounting Standards No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has provided a full valuation allowance against its deferred tax assets due to uncertainties surrounding their realization resulting from the Company's recent history of operating losses.

The income before provision for income taxes provided by foreign operations was not material for any period presented. The undistributed earnings of the Company's foreign subsidiaries was not material at March 31, 1997.

7. Business Combinations

On August 30, 1995, the Company, formerly ParcPlace Systems, Inc. (ParcPlace), merged with Digitalk, Inc. The merger was accounted for as a pooling of interests. The Company exchanged 3,499,416 shares of its common stock for all issued and outstanding shares of Digitalk. In addition, all outstanding options to purchase Digitalk common stock were assumed by the Company. The aggregate number of shares issuable upon exercise of such options was 300,584 shares of the Company's common stock.

The historical consolidated financial statements of the Company for prior periods have been restated to include the financial position and results of operations of Digitalk. Components of the consolidated results of operations of ParcPlace and Digitalk for fiscal 1995 are as follows:

                                             Year ended
                                             March 31,
              (In thousands)                    1995
------------------------------------------------------
Revenues
  ParcPlace                                   $ 39,066
  Digitalk                                      16,602
                                               -------
        Total                                 $ 55,668
                                               =======
Net income
  ParcPlace                                   $  3,811
  Digitalk                                         753
                                               -------
        Total                                 $  4,564
                                               =======

Net revenue and net loss of Digitalk for the period from April 1, 1995 through August 30, 1995, were approximately $5,300,000 and $(1,394,000), respectively. Merger-related expenses totaling $5,092,000 are included in the Company's results of operations for fiscal 1996. As of March 31, 1997 all the merger related expenses have been paid.

On February 29, 1996, the Company acquired all the assets of AMiGO S.A, a French-based distributor of the Company's VisualWorks product. The Company made an initial payment of $688,000 and will be required to make additional payments of up to $150,000 based on a percentage of the distributor's fiscal revenues exceeding $1,600,000. The acquisition was accounted for as a purchase. Most of the purchase price, which includes transaction costs, has been allocated to intangible assets (included in other assets), which are being amortized over four years. The results of operations of AMiGO, which have not been material in relation to those of the

                            ParcPlace-Digitalk, Inc.

Company, are included in the consolidated results of operations for periods subsequent to the acquisition date.

On July 31, 1996, the Company acquired Objectshare Systems, Inc. (OSI), a privately held corporation which developed and marketed add-on products for Smalltalk tools. The acquisition was accounted for as a purchase in which the Company paid $3.0 million in cash and assumed options for the purchase of 104,086 shares of the Company's common stock. In connection with the acquisition, the Company recorded intangible assets of $363,000 and charged to operations $2.9 million for acquired research and development. In connection with the restructuring of operations (see Note 9), the Company charged to operations the unamortized portion of the intangible assets. The operating results of OSI have been included in the Company's consolidated results of operations from the date of acquisition.

On October 1, 1996, the Company acquired Polymorphic Software, Inc. (PSI), a privately held corporation which developed and marketed Smalltalk tools and provided related consulting services. This acquisition was accounted for as a purchase in which the Company agreed to pay approximately $1.0 million in cash, of which $700,000 was paid during the quarter, in exchange for all outstanding shares of PSI common stock. The operating results of PSI are included in the Company's consolidated results of operations from the date of acquisition. In connection with the acquisition, the Company recorded intangible assets of $403,000 and charged to operations $646,000 for acquired research and development. In connection with the restructuring of operations (see Note 9), the Company charged to operations the unamortized portion of the intangible assets.

8. Litigation

During the quarter ended December 31, 1996, the Company and its insurers agreed to settle a securities class action lawsuit filed against the Company and certain of its officers and directors on October 11, 1995, in the U.S. District Court for the Northern District of California. Under the terms of the settlement, a settlement fund of $3.1 million was established, of which $2,850,000 was paid by the Company's insurers and $250,000 was paid by the Company. The amount paid by the Company is included in interest and other income (expense) in the consolidated statements of operations. The settlement was approved by the court in March of 1997.

9. Restructuring Charges and Merger
    Related Expenses

Restructuring and merger related expenses reflect charges recorded in connection with the restructuring of operations in the third and fourth quarter of fiscal 1997, and expenses incurred as a result of the merger of ParcPlace Systems, Inc. and Digitalk, Inc. (the "Merger") in the second quarter of fiscal 1996 (see Note
7). In the restructurings, the Company reduced its total headcount by an aggregate of approximately 130 people, including employees and contractors. These actions were taken in an effort to reduce the Company's ongoing operating expenses. The Company recorded restructuring charges in the third and fourth quarters of fiscal 1997 of approximately $2.2 million and $3.0 million, respectively, to cover severance benefits, the closing of excess facilities, write-down of acquired intangible assets related to discontinued products, and the write-down of excess computer equipment and office furniture. The aggregate savings in operating expenses attributable to the restructurings is estimated to be $3.3 million per quarter, although not all of such savings will be immediately recognizable and such savings may be offset, in part or in their entirety, by other changes in the Company's operations.

The restructuring charges and related liabilities are summarized below:

                                                         Accrued
                                   Write-downs and    Restructuring
                                      Payments          Costs at
                  Restructuring        through          March 31,
(in thousands)        Costs        March 31, 1997         1997
------------------------------------------------------
Severance
 benefits            $ 1,994           $ 1,991           $     3
Closing of
  excess
  facilities             863                29               834
Intangible
  assets
  write-down             764               764                --
Equipment and
  furniture
  write-down             719               719                --
Other                    822               592               230
                      ------            ------            ------
                     $ 5,162           $ 4,095           $ 1,067
                      ======            ======            ======

The Company expects the remaining $1.1 million accrued balance at March 31, 1997, will result in cash expendi-

                            ParcPlace-Digitalk, Inc.

tures of approximately $800,000 over the next twelve months and approximately $300,000 for lease payments for closed facilities in the following year. Such payments will be financed through current working capital.
10. Industry and Geographic
     Information

The Company markets its products in the United States and in foreign countries through its sales personnel, dealers, distributors, and its subsidiaries. Export sales account for a significant portion of the Company's net revenues and are summarized as a percentage of net sales by geographic areas as follows:

                                  Year ended March 31,
----------------------------------------------------
                                 1997     1996     1995
                                 ----     ----     ----
United States                     68%      69%      85%
Export:
  Europe                          20       16        9
  Other international             12       15        6
                                 ----     ----     ----
  Total                          100%     100%     100%
                                 ====     ====     ====

                            ParcPlace-Digitalk, Inc.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 1997 and 1996 is as follows:

                                                 1st          2nd          3rd          4th         Total
    (In thousands, except per share data)      Quarter      Quarter      Quarter      Quarter        Year
-----------------------------------------------------------------------------------------------------------
FISCAL 1997:
  NET REVENUES                                 $ 11,548     $ 10,427     $  8,089     $  7,222     $ 37,286
  GROSS PROFIT                                 $  7,212     $  5,525     $  4,451     $  4,182     $ 21,370
  LOSS FROM OPERATIONS(1)                      $ (3,322)    $ (7,884)    $ (6,789)    $ (5,115)    $(23,110)
  NET LOSS PER SHARE                           $  (0.26)    $  (0.65)    $  (0.59)    $  (0.41)    $  (1.91)
  SHARES USED IN COMPUTING NET LOSS PER SHARE    11,600       11,775       11,800       11,900       11,775
Fiscal 1996:
  Net revenues                                 $ 10,946     $ 10,346     $ 13,572     $ 14,746     $ 49,610
  Gross profit                                 $  6,491     $  6,193     $  9,386     $ 10,615     $ 32,685
  Income (loss) from operations(2)             $ (3,159)    $ (8,249)    $   (250)    $     61     $(11,597)
  Net income (loss)                            $ (2,152)    $ (8,616)    $     64     $    308     $(10,396)
  Net income (loss) per share                  $  (0.23)    $  (0.84)    $   0.01     $   0.03     $  (0.98)
  Shares used in computing net income (loss)
    per share                                     9,850       10,350       11,500       11,625       10,725

---------------
(1) The third and fourth quarter of fiscal 1997 included $2,182,000 and $2,980,000, respectively, of restructuring costs as described in Note 9 to the consolidated financial statements. The second and third quarter of fiscal 1997 included $2,867,000 and $646,000, respectively, of charges for acquired research and development as described in Note 7 to the consolidated financial statements.

(2) The second quarter of fiscal 1996 included $5,092,000 of merger-related expenses as described in Note 7 to the consolidated financial statements.

                            ParcPlace-Digitalk, Inc.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders

ParcPlace-Digitalk, Inc.

We have audited the accompanying consolidated balance sheets of ParcPlace-Digitalk, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. In May 1995, the Company merged with Digitalk, Inc., in a transaction which was accounted for as a pooling of interests. We did not audit the financial statements of Digitalk, Inc., for the year ended March 31, 1995, which statements reflect total revenues constituting 30% of the consolidated financial statement totals for that year. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Digitalk, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ParcPlace-Digitalk, Inc., at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Jose, California
April 23, 1997,
except for Note 1,
as to which the date is
June 26, 1997

                            ParcPlace-Digitalk, Inc.

DIRECTORS

James C. Anderson,
  CEO of Urlysoft Company

John B. Carrington
  CEO of Artios, Inc.

Eugene L. Goda,
 President, CEO and Chairman of the Board of Directors of the Company

Jos C. Henkens
 General Partner, Advanced Technology Ventures

Philip C. Kantz,
 President and CEO of Tab Products, Inc.

EXECUTIVE OFFICERS

Eugene L. Goda,
 President, CEO and Chairman of the Board of Directors

Ronald J. Clear,
 Chief Financial Officer

Richard H. Dym,
 Vice President of Marketing

Steven G. Harris,
 Vice President of Development

James H. Smith,
 Vice President of Worldwide Sales

CORPORATE HEADQUARTERS

ParcPlace-Digitalk, Inc.
999 East Arques Avenue
Sunnyvale, CA 94086
Phone 408-481-9090

TRANSFER AGENT

Harris Trust & Savings Bank
P.O. Box A3504
Chicago, IL 60690-3504
Phone 800-554-3406

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati
Palo Alto, CA

INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, CA

INVESTOR RELATIONS

For more information, call ParcPlace Investor Relations at 408-720-7539

SEC FORM 10-K

A copy of the Company's Form 10-K is available without charge. To obtain a copy, write to:

  Investor Relations
  ParcPlace-Digitalk, Inc.
  999 East Arques Avenue
  Sunnyvale, California 94086

STOCK AND DIVIDEND INFORMATION

The Company's Common Stock trades on the Nasdaq National Market under the symbol "PARQ". The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by Nasdaq.

                                     HIGH    LOW
-------------------------------------------------
Fiscal 1996
  First Quarter                     $15 1/4 $8
  Second Quarter                    $12 1/2 $7 7/8
  Third Quarter                     $12 3/8 $6 5/8
  Fourth Quarter                    $11 1/4 $7 1/2
Fiscal 1997
  First Quarter                     $14 5/8 $8
  Second Quarter                    $ 9 3/8 $3 5/8
  Third Quarter                     $ 4     $2 1/4
  Fourth Quarter                    $ 2 1/2 $1 3/16

------------------------------------------------------

The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future.

At March 31, 1997, there were approximately 280 stockholders of record and an estimated 3,000 beneficial stockholders of the Company.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under the caption "Business Risks" in "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

                            ParcPlace-Digitalk, Inc.